UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

As previously disclosed in the Form 6-K filed on December 20, 2011, on December 20, 2011, Compugen Ltd. (“Compugen”) entered into a funding agreement (the “Agreement”) with Baize Investments (Israel) Ltd. (“Baize”), pursuant to which Baize agreed to invest $8,000,000 (the “Investment Amount”) in Compugen in connection with certain research funding in exchange for a financial interest (the “Participation Interest”) in certain therapeutic monoclonal antibody (“mAb”) product candidates that achieve specific milestones or are licensed out during a period of three years.  Under the Agreement, the mAb product candidates were to be developed against 12 specified Compugen-discovered targets in the field of oncology.  In addition, under the Agreement, the Investment Amount was to be paid in three installments: (1) $2,000,000 was paid within five business days of the effective date of the Agreement, (2) $3,000,000 was to be paid on or before June 30, 2012 and (3) $3,000,000 was to be paid on or before September 30, 2012.

Compugen and Baize have entered into an amendment (the “Amendment”) to the Agreement, dated July 24, 2012, pursuant to which:

•	the number of specified Compugen-discovered targets in the field of oncology that the mAb product candidates are to be developed against was reduced from 12 to eight.

•
the payment dates for the $6,000,000 of the Investment Amount remaining to be paid (the “Remaining Investment Amount”) were amended such that $1,000,000 is to be paid on or before July 31, 2012 and $5,000,000 is to be paid on or before December 31, 2012; and

All other terms and conditions remain as in the Agreement.

In the event the remaining Investment Amount is not paid pursuant to the amended dates set forth above, Compugen has the right to exchange the Participation Interest for a number of Compugen’s Ordinary Shares equal to the Investment Amount paid to such point divided by a purchase price of $6.00 per share and all future financial interests will be terminated.

Baize is entitled to receive the Participation Interest if an mAb product candidate either achieves a successful animal disease model during the next three years, and/or is licensed out to third parties for further development and commercialization prior to such time.  In each such case, the Participation Interest will consist of the right to receive from Compugen a percentage of certain future payments received by Compugen from third parties from any out-licensing for further development and/or commercialization. The percentage for each such qualifying mAb product candidate will be calculated on the date of out-licensing in accordance with a sliding scale, which takes into account the total Baize research funding spent for the development of therapeutic mAbs against the specified eight Compugen targets to such date, relative to the total amount spent by both Baize and Compugen on such mAbs, provided that Baize will be entitled to no less than ten percent of such future payments related to any qualifying mAb product candidates.

A copy of the Amendment is filed as Exhibit 10.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Exhibits

Exhibit
Number	Description of Exhibit
10.1	Amendment, dated July 24, 2012, to the Funding Agreement, dated December 20, 2012, between Baize Investments (Israel) Ltd. and Compugen Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 25, 2012	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel